December 22, 2017

VIA EDGAR
Courtney Haseley
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	TerraForm Power, Inc.
Registration Statement on Form S-1
Filed November 16, 2017, as amended on December 22, 2017
File No. 333-221593

Dear Ms. Haseley:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TerraForm Power, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on Wednesday, December 27, 2017, or as soon as thereafter as is practicable.

Please note that the Registrant acknowledges the following:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Andrea Rocheleau
General Counsel

cc: Sullivan & Cromwell LLP